Exhibit 99.2

Date: December 15, 2014

To:	The Directors
of China Cord Blood Corporation (the “Company”)

Dear Sirs,

Application for Shares

We apply for and request you to allot and issue to us 7,080,000 shares of the Company at par value of US$0.0001 each (the “Shares”). In consideration for the issue of the Shares, we hereby agree and undertake to pay on demand US$708 to the Company.

We agree to take the said Shares subject to the Memorandum and Articles of Association of the Company and authorize you to enter the following name and address in the Register of Members of the Company as the holder of the Shares:

Name of shareholder:	:	Magnum Opus International (PTC) Limited

Address	:	48/F, Bank of China Tower, 1 Garden Road,
Central, Hong Kong